

Mail Stop 3720

October 16, 2009

Via U.S. Mail and Fax
Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

   RE: **Millicom International Cellular S.A.**
       Form 20-F for the fiscal year ended December 31, 2008
       Filed March 31, 2009
       File No. 000-22828

Dear Mr. Roger:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director